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                     [Letterhead of Amedia Networks, Inc.]


                                                        November 2, 2005

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn: Mr. Daniel Lee

        Re:     Schedule 14A filed on October 21, 2005 by
                Amedia Networks, Inc. (the "Company"), File No. 0-22055

Dear Mr. Lee:

        Reference is made to the letter dated October 26, 2005 from the Division of Corporate Finance of the U.S. Securities and Exchange Commission (the "Commission") to the Company (the "Comment Letter") relating to the preliminary proxy statement on Schedule 14A (the "Preliminary Proxy Statement") filed by the Company on October 21, 2005 relating to a special meeting of the Company's stockholders to be held of December 2, 2005 (the "Special Meeting").

        Set forth below are Company's responses to the points raised in the Comment Letter. This letter is being delivered to you in conjunction with the filing of the definitive proxy statement on Schedule 14A (the "Definitive Proxy Statement") relating to the Special Meeting, marked to show the revisions made to the Preliminary Proxy Statement. The numbered paragraphs below correspond to the numbered paragraphs of the Comment Letter.

Will the Company Be Issuing Additional Shares?, page 7
------------------------------------------------------

        1. The requested revisions regarding both the Company's plans for the newly authorized shares and its equity line commitment have been made. Please refer to page 7 in the Definitive Proxy Statement for the revised disclosure.

        2. The requested revisions have been made. Please refer to page 8 in the Definitive Proxy Statement for the revised disclosure.

        The Company hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        I trust that the foregoing addresses the issues raised in the Comment Letter. Please do not hesitate to contact me or the Company's attorneys if we can be of further assistance.


                                        Very truly yours,

                                        /s/ Frank Galuppo
                                        -----------------
                                        Frank Galuppo
                                        President and Chief Executive Officer